UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Snyder’s-Lance, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
833551 104

(CUSIP Number)

Charles E. Good	John J. Kearns, III
1250 York Street	Eckert Seamans Cherin & Mellott, LLC
Hanover, PA 17331	600 Grant Street, 44th Floor
(717) 632-4477	Pittsburgh, PA 15219-2788
(412) 566-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 11, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	833551 104

1	NAMES OF REPORTING PERSONS Charles E. Good

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (See response to Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,945,525

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,741,827

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,945,525

WITH	10	SHARED DISPOSITIVE POWER

		1,741,827

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,687,352

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*Based on 65,063,500 shares of Common Stock outstanding.

This statement amends Items 3, 4, 5 and 6 and Schedule I of the Schedule 13D of Charles E. Good (the “reporting person”) dated December 16, 2010 (as so amended, the “Schedule 13D”). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
This statement reports various transactions and events that have occurred since December 16, 2010, the filing date of the reporting person’s Schedule 13D, that have affected the reporting person’s beneficial ownership of the Issuer’s Common Stock as follows:
(1) In December 2010, the reporting person effected broker-assisted cashless exercise of all of his options to purchase shares of Common Stock.
(2) On January 11, 2011, the reporting person resigned as an officer of WEI and resigned as an officer of the general partner of MAW. Following such resignations, the reporting person no longer has shared power to vote or to direct the vote of (i) 995,900 shares of Common Stock owned by WEI and (ii) 346,400 shares of Common Stock owned by MAW.
Current information as to the beneficial ownership of Common Stock by the reporting person is set forth in Item 5.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3	is amended to add the following:
The reporting person effected broker-assisted cashless exercise of all of his options to purchase shares of Common Stock, which did not involve payment by the reporting person of any cash. See the response to Item 5 and Schedule II for a description of the sales of shares of Common Stock in the open market effected by the reporting person through his broker in connection with the cashless exercise.

Item 4.	Purpose of Transaction.
The last paragraph of Item 4 is amended as follows:
In addition, the reporting person may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of his holdings of Common Stock in the open market or in private transactions, although as of the date of this filing he had no plans or proposals to do so. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition.

Item 5.	Interest in Securities of the Issuer.

Item 5	is amended in its entirety as follows:
(a) The aggregate number of shares of Common Stock beneficially owned by the reporting persons as of January 26, 2011 was 4,687,352 shares, representing 7.2% of the outstanding shares of Common Stock of the Issuer based on approximately 65,063,500 shares of Common Stock outstanding as reported by the Issuer in its Current Report on Form 8-K filed on December 6, 2010.
(b) The reporting person had sole power to vote or direct the vote of 155,381 shares of Common Stock. The reporting person had shared power to vote or to direct the vote of 118,077 shares of Common Stock owned by the reporting person and his wife, Mary Ellen Good.
The reporting person had sole power to vote or direct the vote of 558,029 shares of Common Stock held by the Michael A. Warehime 2010 GRAT for the benefit of Michael A. Warehime and his daughters (the “2010 GRAT”) and 2,232,115 shares of Common Stock held by the Michael A. Warehime SOH GRAT for the benefit of Michael W. Warehime and his daughters (the “SOH GRAT” and, together with the 2010 GRAT, the “GRATs”). The reporting person is the sole trustee of the GRATs.

The reporting person had shared power to vote or to direct the vote of 1,158,275 shares of Common Stock held by the 1992 Trust FBO Elizabeth Ann Warehime (the “1992 EAW Trust”) and 460,063 shares of Common Stock held by the 1990 Trust FBO Elizabeth Ann Warehime (the “1990 EAW Trust” and, together with the 1992 EAW Trust, the “EAW Trusts”). The reporting person is a trustee of the EAW Trusts and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the EAW Trusts with the other trustee, Sally W. Yelland.
The reporting person had shared power to vote or to direct the vote of 2,706 shares of Common Stock held by the 2010 Michael A. Warehime Trust FBO Margaret Ann Mininger (the “2010 MAM Trust”) and 2,706 shares of Common Stock held by the 2010 Michael W. Warehime Trust FBO Harrison Michael Rupp (the “2010 HMR Trust” and, together with the 2010 MAM Trust, the “MAM/HMR Trusts”). The reporting person is a trustee of the MAM/HMR Trusts and as such, also shares the power to direct the receipt of dividends from, and the proceeds of any sale of, shares owned by the MAM/HMR Trusts with the other trustee, Michael C. Anderson.
See Schedule I hereto for information relating to each other person named in this response to Item 5.
(c) Schedule II attached hereto sets forth a summary of the transactions in the Common Stock effected by the reporting person through his broker within the past 60 days in the open market in connection with the cashless exercise of the reporting person’s options to purchase shares of Common Stock.
(d) Except as set forth in this Statement, to the knowledge of the reporting persons, as of January 26, 2011, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6	is amended in its entirety as follows:
Other than as described in Item 4, as of the date of this filing, there were no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: January 26, 2011
/s/ Charles E. Good
     Charles E. Good

Schedule I
Information Concerning Other Persons Named in Response to Item 5
Schedule I is amended in its entirety as follows:
Mary Ellen Good
416 Sprenkle Avenue,
Hanover, PA 17331
Ms. Good is the spouse of the reporting person.
EAW Trusts
Sally W. Yelland, Co-Trustee
Snyder’s-Lance, Inc.
13024 Ballantyne Corporate Place
Suite 900, Charlotte, NC 28277
Ms. Yelland is a member of the Board of Directors of the Issuer.
MAM/HMR Trusts
Michael C. Anderson, Co-Trustee
SOH Distribution Co., Inc.
1250 York Street
Hanover, Pennsylvania 17331
Each of the persons named in this Schedule I is a United States citizen
During the five years prior to January 26, 2011, none of the persons named in this Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the five years prior to January 26, 2011, none of the persons named in this Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in any of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule II
Transactions in Past 60 Days
In December 2010, the reporting person effected broker-assisted cashless exercise of all of his options to purchase shares of the Issuer’s Common Stock. Prior to such exercise, the reporting person held options to purchase an aggregate of 294,332 shares of the Issuer’s Common Stock with an exercise price per share ranging from $1.217 to $8.961. Set forth below is a list of open market transactions in shares of the Issuer’s Common Stock which have been effected by the reporting person through his broker in the past 60 days in connection with such cashless exercise of options.

		Price Per Share
Trade Date	Number of Shares Sold	(Excluding Commission and Fees)
12/10/10	35,106	$21.2600
12/13/10	21,610	$22.6725
12/14/10	42,984	$22.7755
12/15/10	9,012	$22.8667
12/16/10	12,775	$23.4623
12/17/10	3,065	$23.0150
12/20/10	13,706	$23.7988
12/20/10	300	$22.8325
12/20/10	400	$22.8500
12/20/10	200	$22.8600
12/20/10	100	$22.8400
12/21/10	750	$23.7401
12/21/10	25	$23.7500